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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                            For the Month of May 2003

                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:               Form 20-F            40-F  X
                                                           -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:                                             Yes:                 No:   X
                                                      -----                -----

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By: /s/ Anthony Holler
                                        ----------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: May 1, 2003


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                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release


              ID BIOMEDICAL ANNOUNCES FURTHER POSITIVE RESULTS FROM
                           FLUINSURE CHALLENGE STUDY

              o Both one-dose and two-dose regimens demonstrate significant enhancement of protective efficacy in analysis based on laboratory confirmation of influenza infection.

              o Two-dose formulation 100% effective at preventing laboratory-confirmed influenza.

VANCOUVER, BC - MAY 1, 2003 - ID Biomedical announced today that the ongoing analysis of the recent challenge study of its FluINsure(TM) intranasal, non-live, influenza vaccine continues to show positive results with respect to both safety and the potential clinical efficacy endpoints of the study.


In the "challenge" study, volunteers who were pre-selected for low titers of antibody to the challenge strain (A/Panama/2007/99, an A/H3N2 virus) were assigned, in a randomized and blinded manner, to three groups: one group receiving a single dose of FluINsure(TM), one group receiving two doses of FluINsure(TM), and one group receiving placebo. The study enrolled 75 volunteers, and of these 67 were challenged with influenza virus 42 days later. The clinicians conducting the study evaluated each individual for a variety of clinical signs of influenza, such as fever, respiratory illness, and systemic illness. Results from this portion of the clinical study were reported by the Company on February 12, 2003.


Laboratory studies to detect evidence of influenza infection in challenge study participants have now been performed. These studies included evaluation for four-fold increases in antibody titers specific for A/Panama/2007/99 OCCURRING AS A RESULT OF THE


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CHALLENGE, daily nasal wash culture for influenza virus throughout the challenge study, application of an influenza virus antigen rapid detection test to the nasal wash and reverse transcription polymerase chain reaction (RT-PCR) on nasal wash specimens taken on critical days during peak illness. The frequency of laboratory-confirmed influenza illness in the placebo group (47.6%) was the same as the frequency of clinical illness; i.e., evidence of influenza virus infection was found by at least one method in every placebo recipient who met the definition of illness during challenge. In contrast, ALL (22 out of 22) subjects who received two doses of FluINsure(TM) and 18 of 24 subjects (75%) who received one dose of FluINsure(TM) did not have evidence of influenza virus infection by any of the four methods used. This result is highly significant (p
= 0.0012, chi2 test for independence on a 3 x 2 table). Protective efficacy of FluINsure(TM), calculated as [rateplacebo - rateactive] x 100 / rateplacebo, was 47% for the one dose group and 100% for the two dose group. Previously reported results of clinical illness only, without the laboratory confirmation of influenza infection, demonstrated protective efficacy of approximately 71% for the two-dose regimen and only 6% for the one-dose regimen.


Immunogenicity testing is still in progress, but results to date are very similar to prior FluINsure trials, with strong serum and nasal antibody responses. These antibody responses have been found to correlate with protection against influenza illnesses.


Collation of safety data from the vaccine component of the trial reveals that the good safety profile of FluINsure was again confirmed. Both local (runny or stuffy nose, sneezing, cough, sore throat) and systemic (fever, headache, fatigue, muscle/joint aches) reactions in persons who received the vaccine were no more frequent than in persons who received the placebo.


"This new data advances our understanding of how FluINsure(TM) performed in the challenge study," said Dr. Louis Fries, Vice President for Clinical and Regulatory Affairs. "Although challenge studies in the past have used only antibody responses and virus culture to detect influenza, we added the rapid detection method and RT- PCR to enhance our sensitivity. The laboratory confirmation of influenza in all placebo subjects who were ill - but only a proportion of one-dose vaccinees and no two-dose recipients - reinforces our prior observation that some of those vaccine recipients who met our illness definition did so based on only one illness criterion. These subjects with minimal symptoms typically did not have evidence of challenge-induced infection. Conversely, we were able to confirm influenza in almost all subjects who were ill with multiple symptoms. This new data is also consistent with our finding that surrogates for illness severity were decreased in both vaccine groups. This data suggests that both one-dose and two-dose regimens could be effective and deserve additional testing in our field study this flu season."


"These results offer further proof that FluINsure can protect against influenza," stated Dr. Anthony Holler, ID Biomedical's Chief Executive Officer. "We are continuing to move forward with a large, field efficacy study in the upcoming flu season. This new data validates our decision to include a one-dose cohort in the field study."




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ABOUT ID BIOMEDICAL


ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.


ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.


ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT,; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS;, AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.